SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------


                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                  Sbarro, Inc.
                                (Name of Issuer)

                                  Sbarro, Inc.
                                Sbarro Merger LLC
                                  Mario Sbarro
                                  Joseph Sbarro
                                 Anthony Sbarro
                 Joseph Sbarro (1994) Family Limited Partnership
             Mario Sbarro and Franklin Montgomery, not individually
               but as trustees under that certain Trust Agreement
             dated April 28, 1984 for the benefit of Carmela Sbarro
                               and her descendants
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   805844-10-7
                     (Cusip Numbers of Class of Securities)
                                ----------------

                      Mario Sbarro, Chairman and President
                                  Sbarro, Inc.
                              401 Broadhollow Road
                               Melville, New York
                        Telephone Number: (516) 715-4100

                                   Copies To:

Richard A. Rubin, Esq.                 Steven J. Gartner, Esq.      Arthur A. Katz, Esq.
Parker Chapin Flattau & Klimpl, LLP    Willkie Farr & Gallagher     Warshaw Burstein Cohen
1211 Avenue of the Americas            787 Seventh Avenue             Schlesinger & Kuh, LLP
New York, New York 10036               New York, New York 10019     555 Fifth Avenue
(212) 704-6000                         (212) 728-8000               New York, New York 10017
                                                                    (212) 984-7700

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf Of Person(s) Filing Statement)
     This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Calculation of Filing Fee
           Transaction               Amount of Filing Fee*
            Valuation*                     $79,129.93
           $395,649,643


[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.




       The entire filing fee was paid in connection with the original filing of the Schedule 13E-3 which was filed on February 26, 1999.
--------



* Determined by multiplying 13,467,649 (the number of outstanding shares of Common Stock of Sbarro, Inc. not owned by the persons filing this Schedule 13E-3) by $28.85 per share and adding the aggregate amount anticipated to be paid to persons holding options to purchase shares of Common Stock issued by the Company in consideration of cancellation of such options.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $395,649,643 by 1/50 of 1%.

                                  INTRODUCTION


       This Amendment No. 1 ("Amendment No. 1") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Original Schedule 13E-3" and, as amended hereby, this "Schedule 13E-3") is being filed by Sbarro, Inc., a New York corporation (the "Company"), Sbarro Merger LLC, a New York limited liability company ("Mergeco"), and Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 (the "Trust of Carmela Sbarro") for the benefit of Carmela Sbarro and her descendants (collectively, the "Continuing Shareholders"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of Mergeco with and into the Company, with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). The Merger is to be effected pursuant to an Agreement and Plan of Merger dated as of January 19, 1999, among the Company, Mergeco and the Continuing Shareholders (the "Merger Agreement"). Mergeco was formed by the Continuing Shareholders in connection with the Merger and is owned solely by the Continuing Shareholders. Pursuant to the terms and conditions set forth in the Merger Agreement, if the Merger is consummated, each outstanding share of Common Stock other than (i) shares of Common Stock then owned of record by the Continuing Shareholders or Mergeco and
(ii) shares of Common Stock in the Company's treasury, if any, will be converted into the right to receive $28.85 per share in cash, without interest. As a result of the Merger, the Continuing Shareholders will own 100% of the capital stock of the Surviving Corporation. Concurrently with the filing of the Original
Schedule 13E-3, the Company filed a preliminary proxy statement (the "Proxy Statement") relating to a Special Meeting of Shareholders of the Company being called to consider adoption of the Merger Agreement (the "Meeting"). There is attached to this Amendment No. 1 a cross reference sheet supplied pursuant to Instruction F to Schedule 13E-3 to show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information in the Proxy Statement is hereby expressly incorporated herein by reference, and capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement. This Amendment No. 1 is filed solely to amend Item 17 and file Exhibit (b)(1).

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------
Item 1.    Issuer and Class of Security
           Subject to the Transaction.
           (a) ..............................     Front Cover Page;
                                                  "SUMMARY - Certain Definitions";
                                                  "SUMMARY - The Merger Parties; The Company";
                                                  "MANAGEMENT - Directors and Executive Officers of
                                                  the Company".
           (b) ..............................     Front Cover Page;
                                                  "SUMMARY - Certain Definitions";
                                                  "SUMMARY - Information Concerning the Meeting;
                                                  Record Date for the Meeting; Quorum Requirements";
                                                  "SUMMARY - Market Prices of and Dividends on the
                                                  Common Stock".
           (c) ..............................     "SUMMARY - Market Prices of and Dividends on the
                                                  Common Stock".
           (d) ..............................     "SUMMARY - Market Prices of and Dividends on the
                                                  Common Stock";
                                                  "SPECIAL FACTORS - Financing of the Merger";
                                                  "SPECIAL FACTORS - Plans for the Company after the
                                                  Merger".
           (e) ..............................     Not Applicable.
           (f) ..............................     "CERTAIN TRANSACTIONS IN THE COMMON
                                                  STOCK".
Item 2.    Identity and Background.
           (a)-(d) ..........................     "SUMMARY - Certain Definitions";
                                                  "SUMMARY - The Merger Parties";
                                                  "MANAGEMENT";
                                                  "SECURITY OWNERSHIP OF CERTAIN
                                                  BENEFICIAL OWNERS AND MANAGEMENT".
           (e) and (f) ......................     Not Applicable.
           (g) ..............................     "SUMMARY - The Merger Parties";
                                                  "MANAGEMENT".

                                       -4-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------

Item 3.    Past Contacts, Trans
           actions or Negotiations.
           (a) (1) ..........................     Not Applicable.
           (a) (2) and (b) ..................     "SPECIAL FACTORS - Background of the
                                                  Transaction";
                                                  "MANAGEMENT - Directors and Executive Officers of
                                                  the Company";
                                                  "CERTAIN TRANSACTIONS IN THE COMMON
                                                  STOCK".
Item 4.    Terms of the Transaction.
           (a) ..............................     "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                  VOTING AND THE MERGER";
                                                  "SUMMARY - Information Concerning the Meeting;
                                                  Purpose of the Meeting";
                                                  "SUMMARY - Special Factors; Certain Effects of the
                                                  Merger";
                                                  "SUMMARY - Special Factors; Certain Litigation";
                                                  "SUMMARY  -  Special  Factors;
                                                  Financing   of  the   Merger";
                                                  "SUMMARY    -    The    Merger
                                                  Agreement"; "SPECIAL FACTORS -
                                                  Interests  of Certain  Persons
                                                  in   the    Merger   and   the
                                                  Company";  "SPECIAL  FACTORS -
                                                  Certain    Effects    of   the
                                                  Merger";  "SPECIAL  FACTORS  -
                                                  Financing   of  the   Merger";
                                                  "SPECIAL  FACTORS - Regulatory
                                                  Approvals";        "LITIGATION
                                                  PERTAINING   TO  THE  MERGER";
                                                  "THE MERGER AGREEMENT".


                                       -5-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------

           (b) ..............................     "SUMMARY - Information Concerning the  Meeting;
                                                  Purpose of the Meeting";
                                                  "SUMMARY - Information Concerning the  Meeting;
                                                  Voting Requirements";
                                                  "SUMMARY - Special Factors; Certain Effects of the
                                                  Merger";
                                                  "SUMMARY - Special Factors; Certain Litigation";
                                                  "SUMMARY    -    The    Merger
                                                  Agreement;      The     Merger
                                                  Consideration";       "SPECIAL
                                                  FACTORS - Interests of Certain
                                                  Persons  in the Merger and the
                                                  Company";  "SPECIAL  FACTORS -
                                                  Certain    Effects    of   the
                                                  Merger";           "LITIGATION
                                                  PERTAINING   TO   THE   MERGER
                                                  Current            Shareholder
                                                  Litigation";    "THE    MERGER
                                                  AGREEMENT - The Merger; Merger
                                                  Consideration";   "THE  MERGER
                                                  AGREEMENT   -   Treatment   of
                                                  Options".
Item 5.    Plans or Proposals of the
           Issuer or Affiliate.
           (a) and (b) ......................     "SUMMARY - Special Factors; Plans for the Company
                                                  after the Merger";
                                                  "SPECIAL FACTORS - Plans for the Company after the
                                                  Merger".
           (c) ..............................     "SPECIAL FACTORS - Interests of Certain Persons in
                                                  the  Merger  and the  Company;
                                                  Directors  and Officers of the
                                                  Surviving  Corporation";  "THE
                                                  MERGER  AGREEMENT  - Directors
                                                  and Officers,  Certificate  of
                                                  Incorporation and By-Laws
                                                  Following the Merger".


                                       -6-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------

           (d)-(e) ..........................     "SUMMARY - Special Factors; Plans for the Company
                                                  after the Merger";
                                                  "SUMMARY  -  Special  Factors;
                                                  Financing   of  the   Merger";
                                                  "SUMMARY  - Market  Prices  of
                                                  and  Dividends  on the  Common
                                                  Stock";   "SPECIAL  FACTORS  -
                                                  Plans  for the  Company  after
                                                  the Merger";  "SPECIAL FACTORS
                                                  - Financing of the Merger".
           (f)-(g) ..........................     "SUMMARY - Special Factors; Certain Effects of the
                                                  Merger";
                                                  "SPECIAL FACTORS - Certain Effects of the Merger".
Item 6.    Source and Amount of
           Funds or Other
           Consideration.
           (a) ..............................     "SUMMARY - Special Factors; Financing of the
                                                  Merger";
                                                  "SPECIAL FACTORS - Financing of the Merger".
           (b) ..............................     "SPECIAL FACTORS - Interests of Certain Persons in
                                                  the Merger and the Company; Compensation of Special
                                                  Committee  Members";  "SPECIAL
                                                  FACTORS - Fees and  Expenses";
                                                  "SPECIAL  FACTORS -  Financing
                                                  of the  Merger;  Terms of Bear
                                                  Stearns'          Engagement";
                                                  "LITIGATION  PERTAINING TO THE
                                                  MERGER   Current   Shareholder
                                                  Litigation";    "THE    MERGER
                                                  AGREEMENT     -    Fees    and
                                                  Expenses".
           (c) ..............................     "SUMMARY - Special Factors; Financing of the
                                                  Merger";
                                                  "SPECIAL FACTORS - Certain Financial Projections";
                                                  "SPECIAL FACTORS - Plans for the Company after the
                                                  Merger";
                                                  "SPECIAL FACTORS - Financing of the Merger".
           (d) ..............................     "SUMMARY - Special Factors; Financing of the
                                                  Merger";
                                                  "SPECIAL FACTORS - Financing of the Merger".


                                       -7-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------

Item 7.    Purpose(s), Alternatives,
           Reasons and Effects.
           (a) and (c) ......................     "SUMMARY - Special Factors; Continuing Share
                                                   holders' Purpose and Reasons for the Merger";
                                                  "SPECIAL  FACTORS - Background
                                                  of the Transaction";  "SPECIAL
                                                  FACTORS   -   The   Continuing
                                                  Shareholders'    Purpose   and
                                                  Reasons for the Merger".
           (b) ..............................     "SPECIAL FACTORS - Background of the
                                                  Transaction".
           (d) ..............................     "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                  VOTING AND THE MERGER";
                                                  "SUMMARY - Information Concerning the Meeting;
                                                  Purpose of the Meeting";
                                                  "SUMMARY - Special Factors; Plans for the Company
                                                  after the Merger";
                                                  "SUMMARY - Special Factors; Interests of Certain
                                                  Persons in the Merger and the Company";
                                                  "SUMMARY - Special Factors; Certain Effects of the
                                                  Merger";
                                                  "SUMMARY - Special Factors; Certain U.S. Federal
                                                  Income Tax Consequences";
                                                  "SUMMARY - Special Factors; Accounting Treatment";
                                                  "SUMMARY - Special Factors; Financing of the
                                                  Merger";
                                                  "SUMMARY - The Merger Agreement; The Merger
                                                  Consideration";
                                                  "SPECIAL FACTORS - Certain Financial Projections";
                                                  "SPECIAL FACTORS - Plans for the Company after the
                                                  Merger";


                                       -8-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------
                                                  "SPECIAL FACTORS - Interests of Certain Persons in
                                                  the Merger and the Company";
                                                  "SPECIAL FACTORS - Certain Effects of the Merger";
                                                  "SPECIAL FACTORS - Certain U.S. Federal Income
                                                  Tax Consequences";
                                                  "SPECIAL FACTORS - Fees and Expenses";
                                                  "SPECIAL FACTORS - Accounting Treatment";
                                                  "SPECIAL FACTORS - Risk of Insolvency";
                                                  "THE MERGER AGREEMENT - The Merger; Merger
                                                  Consideration";
                                                  "THE MERGER AGREEMENT - The Exchange Fund;
                                                  Payment for Shares of Common Stock";
                                                  "THE MERGER AGREEMENT - Treatment of
                                                  Options";
                                                  "THE MERGER AGREEMENT - Tax Withholding".
Item 8.    Fairness of the
           Transaction.
           (a) ..............................
                                                  Front  Cover  Page;   "CERTAIN
                                                  QUESTIONS  AND  ANSWERS  ABOUT
                                                  VOTING   AND   THE    MERGER";
                                                  "SUMMARY  -  Special  Factors;
                                                  Recommendation  of the Special
                                                  Committee  and  the  Board  of
                                                  Directors"; "SUMMARY - Special
                                                  Factors;    Presentation   and
                                                  Fairness Opinion of Prudential
                                                  Securities";  "SPECIAL FACTORS
                                                  -     Background     of    the
                                                  Transaction"; "SPECIAL FACTORS
                                                  -   Recommendations   of   the
                                                  Special   Committee   and  the
                                                  Board of Directors";  "SPECIAL
                                                  FACTORS   -   The   Continuing
                                                  Shareholders'    Purpose   and
                                                  Reasons   for   the   Merger";
                                                  "SPECIAL       FACTORS       -
                                                  Presentation    and   Fairness
                                                  Opinion     of      Prudential
                                                  Securities".

                                       -9-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------
           (b) ..............................     "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                  VOTING AND THE MERGER";
                                                  "SUMMARY  -  Special  Factors;
                                                  Recommendation  of the Special
                                                  Committee  and  the  Board  of
                                                  Directors"; "SUMMARY - Special
                                                  Factors; Factors Considered by
                                                  the Special  Committee and the
                                                  Board of Directors";  "SUMMARY
                                                  -       Special       Factors;
                                                  Presentation    and   Fairness
                                                  Opinion     of      Prudential
                                                  Securities";  "SPECIAL FACTORS
                                                  -     Background     of    the
                                                  Transaction"; "SPECIAL FACTORS
                                                  -   Recommendation    of   the
                                                  Special   Committee   and  the
                                                  Board of Directors";  "SPECIAL
                                                  FACTORS   -   The   Continuing
                                                  Shareholders'    Purpose   and
                                                  Reasons   for   the   Merger";
                                                  "SPECIAL       FACTORS       -
                                                  Presentation    and   Fairness
                                                  Opinion     of      Prudential
                                                  Securities";  "SPECIAL FACTORS
                                                  -      Certain       Financial
                                                  Projections";      "LITIGATION
                                                  PERTAINING   TO   THE   MERGER
                                                  Current            Shareholder
                                                  Litigation";    "THE    MERGER
                                                  AGREEMENT  - No  Solicitation;
                                                  Fiduciary     Obligation    of
                                                  Directors";     "THE    MERGER
                                                  AGREEMENT - Conditions";  "THE
                                                  MERGER       AGREEMENT       -
                                                  Termination";    "THE   MERGER
                                                  AGREEMENT  -   Amendment   and
                                                  Waiver".
           (c) ..............................     "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                  VOTING AND THE MERGER";
                                                  "SUMMARY - Information Concerning the Meeting;
                                                  Voting Requirements";
                                                  "SUMMARY - The Merger Agreement; Conditions to,
                                                  and Termination of, the Merger";
                                                  "SPECIAL FACTORS - Recommendations of the
                                                  Special Committee and the Board of Directors";
                                                  "THE MERGER AGREEMENT - The Merger; Merger
                                                  Consideration;
                                                  "THE MERGER AGREEMENT - Covenants";
                                                  "THE MERGER AGREEMENT - Conditions";
                                                  "THE MERGER AGREEMENT - Termination".

                                    -10-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------

           (d) ..............................     "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                  VOTING AND THE MERGER";
                                                  "SUMMARY - Special Factors; Fairness Opinion of
                                                  Prudential        Securities";
                                                  "SPECIAL  FACTORS - Background
                                                  of the Transaction";  "SPECIAL
                                                  FACTORS  -  Recommendation  of
                                                  the Special  Committee and the
                                                  Board of Directors";  "SPECIAL
                                                  FACTORS   -   The   Continuing
                                                  Shareholders'    Purpose   and
                                                  Reasons   for   the   Merger";
                                                  "SPECIAL       FACTORS       -
                                                  Presentation    and   Fairness
                                                  Opinion     of      Prudential
                                                  Securities".
           (e) ..............................     "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                  VOTING AND THE MERGER";
                                                  "SPECIAL FACTORS - Background of the
                                                  Transaction";
                                                  "SPECIAL FACTORS - Recommendation of the Special
                                                  Committee and the Board of Directors";
                                                  "SPECIAL FACTORS - The Continuing Shareholders'
                                                  Purpose and Reasons for the Merger".
           (f) ..............................     "SPECIAL FACTORS - Background of the
                                                  Transaction".
Item 9.    Reports, Opinions,
           Appraisals and Certain
           Negotiations.
           (a) and (b).......................     "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                  VOTING AND THE MERGER";
                                                  "SUMMARY - Special Factors; Factors Considered by
                                                  the Special Committee and the Board of Directors";
                                                  "SUMMARY - Special Factors; Fairness Opinion of
                                                  Prudential        Securities";
                                                  "SPECIAL  FACTORS - Background
                                                  of the Transaction";  "SPECIAL
                                                  FACTORS  -  Recommendation  of
                                                  the Special  Committee and the
                                                  Board of Directors";


                                      -11-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------
                                                  "SPECIAL  FACTORS - The
                                                  Continuing       Shareholders'
                                                  Purpose  and  Reasons  for the
                                                  Merger";  "SPECIAL  FACTORS  -
                                                  Presentation    and   Fairness
                                                  Opinion     of      Prudential
                                                  Securities".
           (c) ..............................     "AVAILABLE INFORMATION".

Item 10.   Interest in Securities of the
           Issuer.
           (a) ..............................     "SUMMARY - Information Concerning the Meeting;
                                                  Voting Requirements";
                                                  "SPECIAL  FACTORS -  Interests
                                                  of  Certain   Persons  in  the
                                                  Merger   and   the   Company";
                                                  "SECURITY OWNERSHIP OF CERTAIN
                                                  BENEFICIAL      OWNERS     AND
                                                  MANAGEMENT"
           (b) ..............................     "CERTAIN TRANSACTIONS IN THE COMMON
                                                  STOCK".
Item 11.   Contracts, Arrangements
           or Understandings With
           Respect to the Issuer's
           Securities........................     "SUMMARY - Information Concerning the Meeting;
                                                  Voting Requirements";
                                                  "SUMMARY - The Merger Agreement";
                                                  "SPECIAL FACTORS - Interests of Certain Persons in
                                                  the Merger and the Company";
                                                  "SPECIAL FACTORS - Fees and Expenses";
                                                  "SPECIAL FACTORS - Financing of the Merger";
                                                  "THE MERGER AGREEMENT".
Item 12.   Present Intention and
           Recommendation of
           Certain Persons with
           Regard to the Transaction.
           (a) ..............................     "SUMMARY - Information Concerning the Meeting;
                                                  Voting Requirements";


                                      -12-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------
                                                  "SPECIAL   FACTORS   -
                                                  Recommendation  of the Special
                                                  Committee  and  the  Board  of
                                                  Directors";     "THE    MERGER
                                                  AGREEMENT    -     Covenants";
                                                  "CERTAIN  TRANSACTIONS  IN THE
                                                  COMMON
                                                  STOCK".
           (b) ..............................     "SUMMARY - Special Factors; Recommendation of the
                                                  Special Committee and the Board of Directors";
                                                  "SPECIAL  FACTORS - Background
                                                  of the Transaction";  "SPECIAL
                                                  FACTORS  -  Recommendation  of
                                                  the Special  Committee and the
                                                  Board of Directors".
Item 13.   Other Provisions of the
           Transaction.
           (a) ..............................     "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                  VOTING   AND   THE    MERGER";
                                                  "SUMMARY   -   No   Right   of
                                                  Appraisal";        "LITIGATION
                                                  PERTAINING   TO   THE   MERGER
                                                  Current            Shareholder
                                                  Litigation".
           (b)-(c)...........................     Not Applicable.
Item 14.   Financial Information.
           (a) ..............................     "SUMMARY - Selected Consolidated Financial Data of
                                                  the Company";
                                                  "WHERE YOU CAN FIND MORE INFORMA-TION";
                                                  "CONSOLIDATED FINANCIAL STATEMENTS".
           (b) ..............................     Not Applicable.
Item 15.   Persons and Assets
           Employed, Retained or
           Utilized.
           (a) ..............................     Front Cover Page;
                                                  "SUMMARY - Special Factors; Plans for the Company
                                                  after the Merger";


                                      -13-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------

                                                  "SUMMARY  -  Special  Factors;
                                                  Financing   of  the   Merger";
                                                  "SPECIAL  FACTORS  - Plans for
                                                  the Company after the Merger";
                                                  "SPECIAL  FACTORS -  Interests
                                                  of  Certain   Persons  in  the
                                                  Merger   and   the   Company";
                                                  "SPECIAL  FACTORS  - Fees  and
                                                  Expenses";  "SPECIAL FACTORS -
                                                  Financing of the Merger"; "THE
                                                  MERGER       AGREEMENT       -
                                                  Indemnification            and
                                                  Insurance";     "THE    MERGER
                                                  AGREEMENT     -    Fees    and
                                                  Expenses".
           (b) ..............................     Front Cover Page;
                                                  "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                  VOTING AND THE MERGER";
                                                  "SPECIAL FACTORS - Interests of Certain Persons in
                                                  the Merger and the Company; Compensation of the
                                                  Special Committee Members".
Item 16.   Additional Information.                "SUMMARY - Information Concerning the Meeting";
                                                  Proxy Statement, together with the proxy card.

                                      -14-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
---------------------------------------------     --------------------------------------------------

Item 17.   Material to be Filed as
           Exhibits.
           (a) (1) ..........................
                                                  Debt Financing  Letter,  dated
                                                  January  19,  1999 and related
                                                  Term   Sheet   (set  forth  as
                                                  Exhibit  A  and   Exhibit   B,
                                                  respectively,  to  Annex  I to
                                                  the Proxy Statement).*
             (b) (1) ........................     Presentation by Prudential Securities Incorporated to the
                                                  Special Committee, dated January 19, 1999.x
             (b) (2) ........................     Opinion of Prudential Securities Incorporated, dated
                                                  January 19, 1999 (set forth as Annex II to the Proxy
                                                  Statement).*
             (c) (1) ........................     Agreement and Plan of Merger between Sbarro, Inc.,
                                                  Sbarro Merger LLC, Mario Sbarro, Joseph Sbarro,
                                                  Anthony Sbarro, Joseph Sbarro (1994) Family Limited
                                                  Partnership and Mario Sbarro and Franklin Montgomery,
                                                  not individually but as trustees under that certain Trust
                                                  Agreement dated April 28, 1984 for the benefit of
                                                  Carmela Sbarro, dated as of January 19, 1999 (set forth
                                                  as Annex I to the Proxy Statement).*
             (d) (1) ........................     Proxy Statement, together with the proxy card.*
             (g) (1) ........................     Memorandum of Understanding, dated January 19,
                                                  1999.+


--------



 *   Filed with the Original Schedule 13E-3.
 x   Filed herewith. +

     Incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K dated (date of earliest event reported): January 19, 1999, file number 1-8881.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth on the Front Cover Page and in "SUMMARY - Certain Definitions"; "SUMMARY - The Merger Parties; 1The Company"; and
"MANAGEMENT Directors and Executive Officers of the Company" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the Front Cover Page and in "SUMMARY - Certain Definitions"; "SUMMARY - Information Concerning the Meeting; Record Date for the Meeting; Quorum Requirements"; and "SUMMARY - Market Prices of and Dividends on the Common Stock" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SUMMARY - Market Prices of and Dividends on the Common Stock" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "SUMMARY - Market Prices of and Dividends on the Common Stock"; "SPECIAL FACTORS - Financing of the Merger"; and "SPECIAL FACTORS Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), Mergeco and the Continuing Shareholders.

         (a) - (d) The information set forth in "SUMMARY - Certain Definitions"; "SUMMARY The Merger Parties"; "MANAGEMENT"; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

         (e) During the last five years, neither the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Mergeco, nor any of its members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the individual Continuing Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the sole general partner of the Joseph Sbarro (1994) Family Limited Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the trustees of the Trust of Carmela Sbarro has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) During the last five years, neither the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. During the last five years, neither Mergeco, nor any of its members was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, none of the individual Continuing Shareholders was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, the sole general partner of the Joseph Sbarro (1994) Family Limited
Partnership was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, neither of the trustees of the Trust of Carmela Sbarro was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws.

         (g) The information set forth in "SUMMARY - The Merger Parties"; and "MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) (1) Not applicable.

         (a) (2) and (b) The information set forth in "SPECIAL FACTORS - Background of the Transaction"; "MANAGEMENT - Directors and Executive Officers of the Company"; and "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY Special Factors; Certain Litigation"; "SUMMARY - Special Factors; Financing of the Merger";

"SUMMARY - The Merger Agreement"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Certain Effects of the Merger"; "SPECIAL FACTORS - Financing of the Merger"; "SPECIAL FACTORS - Regulatory Approvals"; "LITIGATION PERTAINING TO THE MERGER"; and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Information Concerning the Meeting; Voting Require ments"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY - Special Factors; Certain Litigation"; "SUMMARY - The Merger Agreement; The Merger Consideration"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Certain Effects of the Merger"; "LITIGATION PERTAINING TO THE MERGER Current Shareholder Litigation"; "THE MERGER AGREEMENT - The Merger; Merger Consideration"; and "THE MERGER AGREEMENT - Treatment of Options" of the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) and (b) The information set forth in "SUMMARY - Special Factors; Plans for the Company after the Merger"; and "SPECIAL FACTORS - Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company; Directors and Officers of the Surviving Corporation"; and "THE MERGER AGREEMENT - Directors and Officers, Certificate of Incorporation and By-Laws Following the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) - (e) The information set forth in "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Financing of the Merger"; "SUMMARY - Market Prices of and Dividends on the Common Stock"; "SPECIAL FACTORS - Plans for the Company after the Merger"; and "SPECIAL FACTORS
- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (f) - (g) The information set forth in "SUMMARY - Special Factors; Certain Effects of the Merger"; and "SPECIAL FACTORS - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company; Compensation of Special Committee Members"; "SPECIAL FACTORS Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger; Terms of Bear Stearns' Engagement"; "LITIGATION PERTAINING TO THE MERGER - Current Shareholder Litigation"; and "THE MERGER AGREEMENT - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; "SPECIAL FACTORS - Certain Financial Projections"; "SPECIAL
FACTORS - Plans for the Company after the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) and (c) The information set forth in "SUMMARY - Special Factors; Continuing Share holders' Purpose and Reasons for the Merger"; "SPECIAL FACTORS
- Background of the Transaction"; and "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SPECIAL FACTORS - Background of the Transaction" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Interests of Certain Persons in the Merger and the Company"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY - Special Factors; Certain U.S. Federal Income Tax Consequences"; "SUMMARY - Special Factors; Accounting Treatment"; "SUMMARY - Special Factors; Financing of the Merger"; "SUMMARY - The Merger Agreement; The Merger Consideration"; "SPECIAL FACTORS - Certain Financial Projections"; "SPECIAL FACTORS - Plans for the Company after the Merger"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Certain Effects of the Merger"; "SPECIAL FACTORS - Certain U.S. Federal Income Tax
Consequences"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Accounting Treatment"; "SPECIAL FACTORS - Risk of Insolvency"; "THE MERGER AGREEMENT - The Merger; Merger Consideration"; "THE MERGER AGREEMENT - The Exchange Fund; Payment for Shares of Common Stock"; "THE MERGER AGREEMENT - Treatment of Options"; and "THE MERGER AGREEMENT - Tax Withholding" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The information set forth on the Front Cover Page and in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Recom mendation of the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendations of the Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS - Presentation and Fairness Opinion of Prudential Securities" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Recommendation of the Special Committee and the Board of Directors"; "SUMMARY - Special Factors;
Factors Considered by the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS
- Recommendation of the Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger"; "SPECIAL FACTORS - Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Certain Financial Projections"; "LITIGATION PERTAINING TO THE MERGER Current Shareholder Litigation"; "THE MERGER AGREEMENT - No Solicitation; Fiduciary Obligation of Directors"; "THE MERGER AGREEMENT - Conditions"; "THE MERGER AGREEMENT - Termination" and "THE MERGER AGREEMENT - Amendment and Waiver" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SUMMARY - The Merger Agreement; Conditions to, and Termination of, the Merger"; "SPECIAL FACTORS - Recommendations of the Special Committee and the Board of Directors"; "THE MERGER AGREEMENT - The Merger; Merger
Consideration; "THE MERGER AGREEMENT - Covenants"; "THE MERGER AGREEMENT - Conditions"; and "THE MERGER AGREEMENT - Termination" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Fairness Opinion of ; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS - Presentation and Fairness Opinion of of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors";

and "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

         (f) The information set forth in "SPECIAL FACTORS - Background of the Transaction" of the Proxy Statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) and (b) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Factors Considered by the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Fairness Opinion of ; "SPECIAL FACTORS - Background of the Transaction";
"SPECIAL FACTORS Recommendation of the Special Committee and the Board of Directors"; "SPECIAL FACTORS The Continuing Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS Presentation and Fairness Opinion of of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "AVAILABLE INFORMATION" of the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SUMMARY - The Merger Agreement"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger"; and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors"; "THE MERGER AGREEMENT - Covenants"; and "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SUMMARY - Special Factors; Recommendation of The Special Committee and the Board of Directors"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - No Right of Appraisal"; and "LITIGATION PERTAINING TO THE MERGER - Current Shareholder Litigation" of the Proxy Statement is incorporated herein by reference.

         (b) - (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

         (a) The information set forth in "SUMMARY - Selected Consolidated Financial Data of the Company"; "WHERE YOU CAN FIND MORE INFORMATION"; and "CONSOLIDATED FINANCIAL STATEMENTS" of the Proxy Statement is incorporated herein by reference.

         (b)  Not Applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAIN OR UTILIZED.

         (a) The information set forth on the Front Cover Page and in "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Financing of the Merger"; "SPECIAL FACTORS - Plans for the Company after the Merger; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger"; "THE MERGER AGREEMENT Indemnification and Insurance"; and "THE MERGER AGREEMENT - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the Front Cover Page and in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; and "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company; Compensation of the Special Committee Members" of the Proxy Statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

         The information set forth in "SUMMARY - Information Concerning the Meeting" of the Proxy Statement is incorporated herein by reference.

         Proxy Statement, together with the proxy card.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Debt Financing Letter, dated January 19, 1999 and related Term Sheet (set forth as Exhibit A and Exhibit B, respectively, to Annex I to the Proxy Statement).*

     (b) (1) Presentation by Prudential Securities Incorporated to the Special Committee, dated January 19, 1999.x

     (b) (2) Opinion of Prudential Securities Incorporated, dated January 19, 1999 (set forth as Annex II to the Proxy Statement).*

     (c) (1) Agreement and Plan of Merger between Sbarro, Inc., Sbarro Merger LLC, Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro, dated as of January 19, 1999 (set forth as Annex I to the Proxy Statement).*


     (d) (1) Proxy Statement (including Annexes I and II), together with the proxy card.*


     (e) Not applicable.

     (f) As of the date of this Schedule 13E-3, no written instruction, form or other material has been furnished to any person making the actual oral solicitation or other recommendation for such person's use, directly or indirectly, in connection with this Rule 13e-3 transaction.

     (g) (1) Memorandum of Understanding, dated January 19, 1999.+
--------

*    Filed with the Original Schedule 13E-3.
x    Filed herewith.

+ Incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K dated (date of earliest event reported): January 19, 1999, file number 1-8881.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


SBARRO, INC.

By:   /s/ Mario Sbarro
----------------------------------------------------
      Name:  Mario Sbarro
      Title:    President and Chief Executive Office

SBARRO MERGER LLC

By:   /s/ Mario Sbarro
----------------------------------------------------
      Name:  Mario Sbarro
      Title:    Member

      /s/ Mario Sbarro
----------------------------------------------------
      Mario Sbarro

      /s/ Joseph Sbarro
----------------------------------------------------
      Joseph Sbarro

      /s/ Anthony Sbarro
----------------------------------------------------
      Anthony Sbarro

JOSEPH SBARRO (1994)
FAMILY LIMITED PARTNERSHIP
      /s/ Joseph Sbarro
----------------------------------------------------
      Name: Joseph Sbarro
      Title:   General Partner

      /s/ Mario Sbarro
----------------------------------------------------
      Mario Sbarro,  as trustee under that certai
      Trust  Agreement  dated April 28, 1984 for the
      benefit of Carmela Sbarro

      /s/ Franklin Montgomery
----------------------------------------------------
      Franklin Montgomery, as trustee under that
      certain Trust  Agreement  dated April 28, 1984
      for the benefit of Carmela  Sbarro


Dated: March 2, 1999

                                  EXHIBIT INDEX
                                  -------------



EXHIBIT            DESCRIPTION
-------            -----------

(a)(1) Debt Financing Letter, dated January 19, 1999 and related Term Sheet (set forth as Exhibit A and Exhibit B, respectively, to Annex I to the Proxy Statement).*
(b)(1) Presentation by Prudential Securities Incorporated to the Special Committee, dated January 19, 1999.x
(b)(2) Opinion of Prudential Securities Incorporated, dated January 19, 1999 (set forth as Annex II to the Proxy Statement).*
(c)(1) Agreement and Plan of Merger between Sbarro, Inc., Sbarro Merger LLC, Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro, dated as of January 19, 1999 (set forth as Annex I to the Proxy Statement).*

(d)(1) Proxy Statement (including Annexes I and II), together with the proxy card.*

(g)(1)             Memorandum of Understanding, dated January 19, 1999.+


--------

  *    Filed with the Original Schedule 13E-3.
  x    Filed herewith.

  + Incorporated by reference to Exhibit 99.01 to the Company's Current Report on Form 8-K dated (date of earliest event reported): January 19, 1999, file number
       1-8881.